# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rani Therapeutics Holdings, Inc., CIK 0001856725
CUSIP: 753018100
Title of class of securities: Class A Common Stock, Par Value $.0001
Address of issuer's principal executive offices: 2051 RINGWOOD AVENUE, SAN JOSE, California (CA), 95131
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 9,745,343; shared voting power 0; sole dispositive power 9,745,343; shared dispositive power 0; aggregate amount beneficially owned 9,745,343 (9.9% of the class)
  Comment: AWM Investment Company, Inc., a Delaware Corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP) and Special Situations Life Sciences Fund, L.P. (SSLS). As the investment adviser to the Funds, AWM holds sole voting and investment power over 6,500,000 Common Shares, 37,500,000 Pre-Funded Warrants* and 31,000,000 Warrants*
  
  The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares. The number of shares beneficially owned reported above is calculated using 9.99% of the outstanding shares.

## Item 1. Issuer
Name of issuer: Rani Therapeutics Holdings, Inc.
Address of issuer's principal executive offices: 2051 RINGWOOD AVENUE, SAN JOSE, CALIFORNIA, 95131

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP) and Special Situations Life Sciences Fund, L.P., a Delaware limited partnership (SSLS). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP; and LS Advisers, L.L.C., a New York limited liability company (LS). Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence:
527 Madison Avenue, Suite 2600
New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,745,343
Percent of class: 9.9
Sole power to vote or to direct the vote:
AWM Investment Company, Inc., a Delaware Corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP and Special Situations Life Sciences Fund, L.P. (SSLS). As the investment adviser to the Funds, AWM holds sole voting power over 1,145,491 Common Shares 2,158,809 Pre-Funded Warrants* and 3,304,300 Warrants* held by CAYMAN, 4,054,509 Common Shares, 7,641,191 Pre-Funded Warrants* and 11,695,700 Warrants* held by SSFQP and 1,300,000 Common Shares, 2,450,000 Pre-Funded Warrants and 3,750,000 Warrants* held by SSLS. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP and LS, the general partner of SSLS. Greenhouse and Stettner are also controlling principals of AWM.

The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares. The number of shares beneficially owned reported above is calculated using 9.99% of the outstanding shares.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
AWM Investment Company, Inc., a Delaware Corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP and Special Situations Life Sciences Fund, L.P. (SSLS). As the investment adviser to the Funds, AWM holds sole investment power over 1,145,491 Common Shares 2,158,809 Pre-Funded Warrants* and 3,304,300 Warrants* held by CAYMAN, 4,054,509 Common Shares, 7,641,191 Pre-Funded Warrants* and 11,695,700 Warrants* held by SSFQP and 1,300,000 Common Shares, 2,450,000 Pre-Funded Warrants and 3,750,000 Warrants* held by SSLS. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP and LS, the general partner of SSLS. Greenhouse and Stettner are also controlling principals of AWM.

The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares. The number of shares beneficially owned reported above is calculated using 9.99% of the outstanding shares.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (02/13/2026)